Exhibit (a)(5)(vi)

JAB Extends Partial Cash Tender Offer to Acquire up to 150 Million Shares of Coty

Offer Now Scheduled to Expire at 5:00 p.m., New York City Time, on April 26, 2019

LUXEMBOURG – April 25, 2019 – JAB, a global investment firm focused on long-term investing in premium consumer goods and services brands, today announced that its affiliate has extended the offering period of its previously announced tender offer for up to 150 million additional shares of Coty Inc. (NYSE:COTY) Class A common stock (the “Shares”) at a price of $11.65 per share in cash. The tender offer is now scheduled to expire at 5:00 p.m., New York City time, on April 26, 2019, unless the tender offer is further extended or earlier terminated in accordance with the terms set forth in the Tender Offer Statement.

The tender offer is being extended to coordinate with the anticipated timing of the one remaining regulatory approval in Russia.

The tender offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Tender Offer Statement”) filed by affiliates of JAB with the United States Securities and Exchange Commission (the “SEC”) on February 13, 2019.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised JAB that as of 5:00 p.m., New York City time, on April 24, 2019, the last business day prior to the announcement of the extension of the offer, 212,293,418 Shares had been validly tendered pursuant to the tender offer and not properly withdrawn. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 143,909,689 Shares. Coty Inc. shareholders who have already tendered their Shares do not have to re-tender their Shares or take any other action as a result of the extension of the expiration date of the tender offer.

Consummation of the tender offer remains subject to the conditions described in the Tender Offer Statement, including that there be validly tendered and not withdrawn at least 75,471,655 Shares and receipt of regulatory clearance in Russia.

Innisfree M&A Incorporated (“Innisfree”) is acting as information agent for the tender offer. Requests for documents and questions regarding the tender offer may be directed to Innisfree toll free at (888) 750-5834 (for shareholders) or collect at (212) 750-5833 (for banks and brokers).

About JAB Holding Company

JAB Holding Company and JAB Consumer Fund invest in companies with premium brands, attractive growth and strong cash flow dynamics in the consumer category.

Together, JAB Holding Company and JAB Consumer Fund have controlling stakes in Keurig Dr Pepper, a challenger & leader in the North American beverage market, Jacobs Douwe Egberts (JDE), the largest pure-play FMCG coffee company in the world, Panera Bread, a leading bakery-cafe company, Pret A Manger, a leading company in the ready-to-eat food market, Peet's Coffee & Tea, a premier specialty coffee and tea company, Caribou Coffee Company, a specialty retailer of high-quality premium coffee products, Einstein Noah Restaurant Group, Inc., the leader in the North-American bagel category, Krispy Kreme Doughnuts, a global leader in doughnuts and other premium-quality sweet treats, and in Espresso House, the largest branded coffee shop chain in Scandinavia.

JAB Holding Company is also the largest shareholder in Coty Inc., a global leader in beauty, and owns a controlling stake in luxury goods company Bally as well as a minority stake in Reckitt Benckiser PLC, a global leader in health, hygiene and home products. For more information, please visit the company's website at: http://www.jabholco.com.

Additional Information and Where to Find It

The tender offer referenced herein commenced on February 13, 2019. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Coty Inc. (“Coty”), nor is it a substitute for the tender offer materials that JAB’s affiliates have filed with the SEC. On February 13, 2019, JAB’s affiliates filed the Tender Offer Statement with the SEC. The Tender Offer Statement was subsequently amended on February 26, 2019, March 18, 2019, March 27, 2019, March 28, 2019, April 1, 2019, April 16, 2019, April 19, 2019 and April 25, 2019 and may be further amended. On February 27, 2019, Coty filed the related Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC, which was subsequently amended on March 18, 2019, March 28, 2019, April 1, 2019, April 10, 2019, April 16, 2019 and April 19, 2019 and may be further amended. Coty stockholders and other investors are urged to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they contain important information which should be read carefully before any decision is made with respect to the tender offer.

The Tender Offer Statement and the Solicitation/Recommendation Statement, including amendments related thereto, are available for free at the SEC’s web site at www.sec.gov. In addition, the Tender Offer Statement and the Solicitation/Recommendation Statement may be obtained free of charge from the information agent by contacting Innisfree at 501 Madison Avenue, 20th floor, New York, New York, 10022, toll free at (877) 456-3524 (for shareholders) or collect at (212) 750-5833 (for banks and brokers).

In addition to the Solicitation/Recommendation Statement, Coty files annual, quarterly and current reports, proxy statements and other information with the SEC. Coty’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For JAB:

Abernathy MacGregor

Tom Johnson/Pat Tucker, +1 (212) 371-5999

tbj@abmac.com/pct@abmac.com

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